UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No.     )*

Hydrofarm Holdings Group, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

44888K 209

(CUSIP Number)

March 26, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 44888K 209
(1)	Names of Reporting Persons Michael Rapoport
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 2,328,720
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 2,328,720
	(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,720 shares of Common Stock
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.1%(1)
(12)	Type of Reporting Person (See Instructions) IN

(1)	Based on approximately 45,794,691 shares of the Issuer’s common stock outstanding as of February 15, 2024 as reported in the Issuer’s Form 10-K filed with the SEC on February 29, 2024.

CUSIP No: 44888K 209

Item 1.
(a)	Name of Issuer Hydrofarm Holdings Group, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices 1510 Main Street Shoemakersville, Pennsylvania 19555

Item 2 (a).	Name of Person Filing Michael Rapoport

Item 2 (b).	Address of Principal Business Office or, if none, Residence 991 North Lake Way Palm Beach, Florida 33480

Item 2 (c).

Citizenship

This Schedule 13G is being filed on behalf of Michael Rapoport, an individual who is a citizen of the United States of America.

The principal business office of the Reporting Person is 991 North Lake Way Palm Beach, Florida 33480.

Item 2 (d)	Title of Class of Securities Common Stock, par value $0.0001 per share

Item 2 (e)	CUSIP Number 44888K 209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of the date of the event which requires filing of this statement, Michael Rapoport beneficially owned 2,328,720 shares of Common Stock, representing 5.1% of the outstanding common stock of the Issuer. This includes: (i) 100,997 shares of Common Stock beneficially owned by Mr. Rapoport and (ii) 2,227,723 shares of Common Stock beneficially owned by Broadband Capital Investments, LLC, a limited liability company of which Mr. Rapoport is the managing member. The information set forth in the cover page of this Schedule 13G is incorporated herein by reference thereto.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:    ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2024

/s/ Michael Rapoport
Michael Rapoport